August 30, 2019

Filed via EDGAR
Ms. Elena Stojic
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Franklin Templeton ETF Trust (the “Trust”)
(File Nos. 333-208873; 811-23124)

Dear Ms. Stojic:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment No. 42 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on June 14, 2019 under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).  The Amendment was filed to register a new series of the Trust designated as the Franklin Liberty U.S. Core Bond ETF (the “Fund”).  The Staff’s comments are summarized below, followed by the Fund’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.	Comment: Please update the series and class identification numbers and ticker symbols in the EDGAR system.

Response: The information will be updated as requested.

2.	Comment: Please provide the completed fee table and expense example in your response letter.

Response: The completed fee table and expense example for the Fund is attached hereto as Exhibit A.

3.
Comment:  Confirm whether the investment manager can recoup fees previously waived or expenses paid under the fee waiver and expense limitation agreement for the Fund and, if so, disclose the terms of such recoupment in the fee waiver footnote.

Response:  The investment manager is not entitled to recoup fees waived or expenses paid under the Fund’s fee waiver and expense limitation arrangements.  Therefore, no additional disclosure has been added.

4.	Comment: Please confirm that the Fund’s fee waiver and expense limitation agreement will be filed as an exhibit in the Trust’s Part C.

Response:  The fee waiver and expense limitation arrangements for the Fund are not contained in a written agreement and, therefore, will not be attached as an exhibit to the registration statement.  As noted in the footnote to the Annual Fund Operating Expenses table, these arrangements may not be changed or terminated during the time periods set forth in the footnote.  The disclosure contained in that footnote has been reviewed and commented on by the Staff multiple times previously with respect to series of other Franklin Templeton registrants, including recent in-depth discussions with the Staff between July 30, 2019 and August 7, 2019, and the disclosure had been revised accordingly in response to Staff comments.

5.	Comment: Please confirm that the Fund’s fee waiver and expense limitation agreement will be in effect for at least one year from the effective date of the registration statement.

Response: The fee waiver and expense limitation arrangements for the Fund will be in effect for at least one year from the effective date of the Fund’s registration statement.

6.	Comment: Disclose in the expense example that any applicable fee waiver will be reflected through the expiration date.

Response: The requested disclosure will be added.

7.
Comment:  You state that the Fund invests, under normal market conditions, “at least 80% of its net assets in bonds of U.S. issuers, including government, corporate debt, mortgage-backed and asset-backed securities.”  Please disclose that the 80% policy includes any borrowings for investment purposes in accordance with Rule 35d-1 of the 1940 Act.

Response:  The following language is currently set forth in the statement of additional information (“SAI”) for the Fund under “Non-Fundamental Investment Policies”:  “Net assets for purposes of the 80% policy include the amount of any borrowings for investment purposes” (emphasis added).  Because the Fund does not intend to engage in borrowings for investment purposes as part of its principal investment strategies, we do not believe that disclosure in the prospectus of the impact of borrowings on the 80% policy for the Fund is needed or appropriate at this time.

8.
Comment:  Please confirm that any derivative instruments the Fund will use as part of its principal investment strategies are included in both the Item 4 and Item 9 sections of the prospectus.  Please also confirm supplementally that the derivatives related disclosure is consistent with the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:  The Trust confirms that both the Item 4 and Item 9 sections identify the derivatives that the Fund will use as part of its principal investment strategies, specifically U.S. Treasury futures, interest rate swaps and credit default swaps.  The Trust also confirms that the prospectus provides disclosure regarding the specific uses and risks of the derivatives in which the Fund will invest and the derivatives related disclosure is consistent with the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

9.
Comment:  The prospectus states that certain derivatives may be used to satisfy the Fund’s 80% policy.  Please describe how such derivatives will be valued for purposes of the Fund’s 80% policy.  The Staff takes the position that derivatives included in the calculation of the Fund’s compliance with its 80% policy must be valued based on market value rather than notional value.

Response:  The Fund intends to take into account exposures created by derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act.  By way of example, if a derivative creates an exposure equivalent to a cash investment in the underlying instrument equal to the derivative’s notional amount, the Fund believes it is appropriate to use that amount for purposes of the 80% test.  On the other hand, if a derivative creates an investment exposure to an instrument in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test.  The Trust respectfully submits that such treatment is consistent with the Commission’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”  See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001).  In light of the foregoing, the Trust respectfully declines to add disclosure that derivatives will be valued based on market value for purposes of the Fund’s 80% policy.

10.	Comment: Please consider including duration risk and extension risk as principal risks, if appropriate.

Response:  The Trust believes that the principal duration and extension risks associated with the Fund’s investments are addressed under “interest rate” risk and “mortgage securities and asset-backed securities” risk, respectively, and consequently, no additional disclosure regarding duration risk or extension risk has been added.

11.
Comment:  Debt securities ratings risk is included as a risk in the Item 9 section of the prospectus.   Please consider including corresponding risk disclosure in the Fund’s summary so that the Item 4 and Item 9 disclosures are consistent.

Response:  The Item 4 “credit” risk specifies that changes in a security’s credit rating may affect a security’s value, and the Item 9 “credit” and “debt securities ratings” risks further expand on ratings related risks.  Therefore, the Trust respectfully declines to add additional disclosure to the Item 4 risk disclosure.

12.	Comment: Please describe the criteria the Fund uses to determine that an investment is economically tied to the U.S.

Response: The Fund’s principal investment strategy disclosure has been revised to add the following:

“U.S. issuers” include entities:

	•	whose securities are listed or traded principally on a recognized stock exchange or over-the-counter market in the U.S.;
	•	that derive 50% or more of their total revenue from either goods or services produced or sales made in the U.S.;
	•	that have 50% or more of their assets in the U.S.; or
	•	that are organized under the laws of, or with principal offices in, the U.S.

“Bonds of U.S. issuers” also include: (i) securities included in the Bloomberg Barclays U.S. Aggregate Bond Index; and (ii) bonds denominated in U.S. dollars issued by foreign banks and corporations, and registered with the SEC for sale in the U.S., such as Yankee bonds.

13.	Comment: Please consider disclosing the lowest rated debt securities that the Fund may invest in.

Response:  The Fund’s principal investment strategy disclosure states that the Fund invests predominately (i.e., 80% or more) in investment grade debt securities, which are securities that are rated at the time of purchase in the top four ratings categories by one or more independent rating organizations such as Standard & Poor’s (S&P®) (rated BBB- or better) or Moody’s Investors Service (Moody’s) (rated Baa3 or higher) or, if unrated, are determined to be of comparable quality by the Fund’s investment manager.  The Fund does not currently intend to invest in debt securities rated below investment grade, though a debt security held by the Fund may subsequently be downgraded.

14.	Comment: Please consider including distressed and/or defaulted securities disclosure in the prospectus, if appropriate.

Response:  The Fund does not currently intend to invest in distressed or defaulted securities, though a debt security held by the Fund may subsequently become distressed or default.  Therefore, the Trust believes that prospectus disclosure regarding distressed and/or defaulted securities is not needed or appropriate at this time.

15.
Comment:  In the summary, please consider defining mortgage-backed and asset-backed securities.  Please also clarify (i) whether the Fund’s investments in mortgage-backed securities include agency and non-agency mortgage-backed securities and (ii) what percentage of the Fund’s assets will be invested in below investment grade mortgage-backed and asset-backed securities.

Response:  The Fund has added definitions for mortgage-backed and asset-backed securities to the summary as requested.  The Fund intends to invest in agency mortgage-backed securities as part of its principal investment strategies and has added clarifying disclosure to the prospectus. The Fund does not currently intend to invest in privately-issued (non-agency) mortgage-backed securities as a principal investment strategy, and accordingly, no disclosure has been added to the prospectus with respect to those investments. As noted in response to comment 13 above, the Fund does not currently intend to invest in debt securities rated below investment grade, though a debt security held by the Fund may subsequently be downgraded.

16.
Comment:  Please consider disclosing in the Item 9 section of the prospectus or in the SAI that to the extent that the Fund will sell or write credit default swaps, the Fund will cover the full notional value of such swaps.

Response: The “Borrowing—Segregation of assets” section of the SAI discusses how the Fund covers its obligations for various financial instruments, including derivatives, as follows (emphasis added):

“Consistent with SEC staff guidance, the Fund will consider its obligations involving such a financial instrument as “covered” when the Fund … (2) segregates liquid assets (constituting cash, cash equivalents or other liquid portfolio securities) equal to the Fund’s exposures relating to the financial instrument, as determined on a daily basis. Dedicated Fund compliance policies and procedures, which the Fund's board has approved, govern … the amounts of assets that need to be segregated for purposes of (2) above (Asset Segregation Policies).

...
The Asset Segregation Policies provide, consistent with current SEC staff positions, that for futures and forward contracts that require only cash settlement, and swap agreements that call for periodic netting between the Fund and its counterparty, the segregated amount is the net amount due under the contract, as determined daily on a mark-to-market basis. For other kinds of futures, forwards and swaps, the Fund must segregate a larger amount of assets to cover its obligations, which essentially limits the Fund’s ability to use these instruments.

The Trust confirms that to the extent that the Fund sells or writes credit default swaps, the Fund intends to cover the full notional value of such swaps.

17.
Comment:  The Fund’s SAI indicates that the Fund may invest in securities of other investment companies. The Fund’s fee table does not include an expense line item for “Acquired Fund Fees and Expenses” (“AFFE”).  Please confirm whether a line item in the fee table for AFFE is required per the requirements of Form N-1A.

Response: AFFE for the Fund are currently estimated to be less than 0.01% of the Fund’s average net assets. Therefore, an AFFE line item has not been included in the Fund’s fee table.

18.	Comment: Please confirm that the Fund’s investment management agreement will be filed as an exhibit in the Trust’s Part C.

Response: The Trust confirms that the Fund’s investment management agreement will be filed as an exhibit in the Trust’s Part C.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Navid Tofigh
Navid Tofigh
Vice President and Secretary
Franklin Templeton ETF Trust

cc: Julie Patel

Exhibit A

Fees and Expenses of the Fund
The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Liberty U.S. Core Bond ETF[1]
Management fees	0.15%
Distribution and service (12b-1) fees	None
Other expenses[2]	0.04%
Total annual Fund operating expenses	0.19%
Fee waiver and/or expense reimbursement[3]	-0.04%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[3]	0.15%
1. The Fund will begin offering shares on September 17, 2019. Total annual operating expenses are annualized.

2. Other expenses are based on estimated amounts for the current fiscal year.

3. The investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (including acquired fund fees and expenses, but excluding certain non-routine expenses) for the Fund do not exceed 0.15% until July 31, 2021. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects adjustments made to the Fund’s operating expenses due to the fee waivers and/or expense reimbursements by management for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
	1 Year	3 Years
Franklin Liberty U.S. Core Bond ETF	$ 15	$ 57